Exhibit (a)(5)(xviii)
MEDIARING LTD (“MediaRing”)
Company Registration No.: 199304568R

EXPIRATION OF CASH TENDER OFFER FOR PACIFIC INTERNET LIMITED

1.	Introduction

We refer to MediaRing’s Offer to Purchase dated May 12, 2006 and our letter on revision and extension of the Offer dated June 22, 2006, in connection with the voluntary conditional cash tender offer (the “Offer”) by us for all the issued ordinary shares of Pacific Internet Limited (“PacNet”), other than those already owned by MediaRing.

All capitalised terms used and not defined herein shall have the meanings given to them in the Offer to Purchase dated May 12, 2006.

2.	Expiration of Offer

The Offer has expired at 5.00 p.m., New York City time, on July 10, 2006 (the “Expiration Date”). Accordingly, the Offer is no longer open for tenders and any tenders received after that time will be rejected.

3.	Level of Tenders
(a)	Tenders for the Offer. As of 5.00 p.m., New York City time, on the Expiration Date, the Depositary for the Offer has advised MediaRing that approximately 3,923,621 shares (including 313,901 shares tendered pursuant to guaranteed delivery procedures), representing approximately 29.0% of the issued shares of PacNet, based on latest available information provided to us by PacNet, had been validly tendered in and not withdrawn from the Offer as of July 10, 2006.

(b)	Shares held before February 27, 2006, the date of MediaRing’s initial announcement. Prior to February 27, 2006, the date of MediaRing’s initial announcement of its intention to make the Offer, MediaRing and parties acting in concert with it owned 651,572 shares, or approximately 4.8% of the issued shares of PacNet.

(c)	Between February 27, 2006, the date of MediaRing’s initial announcement of its intention to make the Offer, and the Expiration Date, MediaRing and parties acting in concert with it have not acquired any shares in PacNet.

(d)	Accordingly, as at 5.00 p.m., New York City time, on the Expiration Date, the total number of PacNet shares (i) held by MediaRing and (ii) valid tenders for the Offer, amount to an aggregate of 4,575,193 PacNet shares, representing approximately 33.8% of the total issued shares of PacNet as at June 30, 2006 (based on the latest available information provided to us by PacNet).

4.	Lapse of the Offer

As stated in the Offer to Purchase, the Offer is conditional upon, among other things, the tender of a sufficient number of shares such that MediaRing would own (including shares MediaRing currently owns) more than 50% of the issued shares of PacNet as of the final expiration of this Offer (including shares issued or to be issued pursuant to options validly exercised on or before the final expiration date) (the “Minimum Tender Condition”).

Based on the information received by MediaRing as of 5.00 p.m., New York City time, on the Expiration Date, the Minimum Tender Condition has not been satisfied. Accordingly, the Offer has not become unconditional in all respects as of 5.00 p.m., New York City time, on the Expiration Date and has therefore lapsed.

5.	Lapse of Options Proposal

The Options Proposal made to PacNet option holders has similarly lapsed at 5.00 p.m., New York City time, on July 10, 2006. As the Offer has not become unconditional as at the Expiration Date, all acceptances of Options Proposal will not be effective.

6.	Procedure for Return of Shares

In accordance with U.S. tender offer rules, MediaRing has instructed Mellon Investor Services LLC, the Depositary for the Offer, to promptly return all shares tendered. All tendered shares will be returned promptly to tendering PacNet shareholders.

7.	Responsibility Statement

The Directors of MediaRing (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate and that no material fact has been omitted from this release and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this announcement.
BY ORDER OF THE BOARD
Yvonne Lau Yee Wan
Company Secretary
July 11, 2006
New York City time

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